EXHIBIT 11

PROFESSIONAL VETERINARY PRODUCTS, LTD.

Statement re Computation of Per Share Earnings
(in thousands, except per share data)

The following table sets forth the computation of basic earnings per share:

	July 31,	July 31,	July 31,	July 31,	July 31,
	2002	2003	2004	2005	2006
	(Restated)	(Restated)	(Restated)
Numerator:
Net income	$1,109	$3,214	$2,978	$2,536	$2,392

Denominator:
Weighted average common shares
outstanding	1,546	1,733	1,197	1,254	1,409

Earnings per common share	$717.14	$1,854.47	$2,487.77	$2,022.61	$1,697.62